Supplement No. 2 dated April 25, 2000 to prospectus dated January 11, 2000

      The expiration date of Netsmart Technologies, Inc. warrants to purchase 448,535 shares of common stock at $12.00 per share has been extended from April 30, 2000 to July 31, 2000. The warrants to purchase common stock at $6.00 will expire on April 30, 2000.